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                                                  DAVIS, MALM & D'AGOSTINE, P.C.
                                                                ONE BOSTON PLACE
                                                                BOSTON, MA 02108
                                                               TEL. 617-367-2500


                               September 20, 2005


Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Attention: Edward M. Kelly, Senior Counsel

RE: Clean Harbors, Inc. and Registrant Guarantors
    Registration Statement on Form S-3
    File No. 333-126205

Ladies and Gentlemen:

     On behalf of Clean Harbors, Inc. (the "Company"), there are herewith transmitted electronically for filing (i) Amendment No. 2 to the Registration Statement described above (the "Amendment") relating to the proposed secondary offering of shares of the Company's common stock by the Selling Shareholders named therein, and (ii) a letter (the "Acceleration Request") from the Company requesting that the Registration Statement, as amended, be made effective at 3:00 p.m. on Thursday, September 22, 2005 or as soon thereafter as practicable. To assist review of this filing by the Commission's staff, we are delivering to Edward M. Kelly, Senior Counsel, a copy of this letter and the Acceleration Request and three printed copies of the Amendment with exhibits. Each of those copies is marked to show changes from Amendment No. 1 to the Registration Statement as filed on August 23, 2005.

     The Company responds as described below to each of the comments on Amendment No. 1 to the Registration Statement in the letter dated September 15, 2005 (the "Subsequent Comment Letter") from Pamela A. Long, Assistant Director. Each such comment and related response has the same number as in the Subsequent Comment Letter, but (where relevant) the page numbers in the responses have been updated to the relevant page numbers in the revised preliminary prospectus included in the Amendment.

1. If applicable, comments on the S-4 filed by Clean Harbors, Inc. or Clean Harors on June 28, 2005 and the 10-K filed by Clean Harbors on March 31, 2005 and subsequent Exchange Act reports are comments on the S-3 and vice versa.

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Securities and Exchange Commission
September 20, 2005
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RESPONSE: As previously described my letter dated August 23, 2005 on the
          Company's behalf, the Company has responded in the prospectus included in its Form S-3 Registration Statement (and in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 which is incorporated by reference into the prospectus), to the extent applicable to such prospectus and Quarterly Report, to the comments in the staff's comment letter dated July 25, 2005 on the Company's Form S-4 Registration Statement, the Annual Report on Form 10-K for the year ended December 31, 2004 and subsequent Exchange Act Reports. In the Amendment to its Form S-3 Registration Statement, the Company is making additional changes to the prospectus included in the Amendment, to the extent applicable to such prospectus, in order to respond to the comments in the staff's letter dated September 16, 2005 on Amendment No. 1 to the Company's Form S-4 Registration Statement and the Company's Exchange Act Reports. The Company also hereby commits to including additional disclosures which are responsive to such comments, insofar as applicable, in its future Exchange Act Reports (which will be incorporated by reference into the prospectus).

EXHIBIT 5.1

2. Delete the phase "upon the issuance of an appropriate order by the Commission allowing the Registration Statement to become effective" in the fourth paragraph on page 1.

RESPONSE: The specified phrase has been deleted in the fourth paragraph on page 1 of revised Exhibit 5.1 filed with the Amendment.

     As stated in the Acceleration Request which accompanies this filing, the Company is requesting that the Registration Statement, as amended, be made effective at 3:00 p.m. on Thursday, September 22, 2005 or as soon thereafter as practicable. In the Acceleration Request, the Company is acknowledging that (i) should the Commission or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing, (ii) the action of the Commission or the staff acting by delegated authority in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert the staff's comments and the declaration of the Registration Statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws. The Company is also confirming in the Acceleration Request that the Company is aware of its responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

     Please contact either the undersigned or C. Michael Malm of this firm should you have any questions or requests for additional information with respect to this filing. Please also advise

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Securities and Exchange Commission
September 20, 2005
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the undersigned by telephone call to 617-367-2500, Ext. 104, when the
Registration Statement has become effective. Thank you for your assistance.

                                       Very truly yours,

                                       /s/ John D. Chambliss
                                       ---------------------
                                       John D. Chambliss



cc:  Alan S. McKim, Chairman
     James M. Rutledge, Executive Vice President
     Carl d. Paschetag, Vice President
     C. Michael Malm, Esq.